SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

029174-10-9

(CUSIP Number)

Gene S. Bertcher
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234
(469) 522-4200
(469) 522-4360 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

August 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box  [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029174-10-9

1		name of reporting person Realty Advisors, LLC
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC and OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 7,789,508
	8	shared voting power -0-
	9	sole dispositive power 7,789,508
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 9,324,336
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 80.90%
14		type of reporting person OO

CUSIP No. 029174-10-9

1		name of reporting person Prime Stock Holdings, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 1,534,828
	8	shared voting power -0-
	9	sole dispositive power 1,534,828
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 1,534,828
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 13.32%
14		type of reporting person CO

CUSIP No. 029174-10-9

1		name of reporting person Realty Advisors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 9,324,336
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 80.90%
14		type of reporting person CO

CUSIP No. 029174-10-9

1		name of reporting person Transcontinental Realty Investors, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power 248,221
	8	shared voting power -0-
	9	sole dispositive power 248,221
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 229,214
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 1.99%
14		type of reporting person CO

CUSIP No. 029174-10-9

1		name of reporting person The Gene E. Phillips Children’s Trust
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds OO
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization texas
number of shares beneficially owned by each reporting person with	7	sole voting power 27,602
	8	shared voting power -0-
	9	sole dispositive power 27,602
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 27,602
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) .24%
14		type of reporting person OO

CUSIP No. 029174-10-9

1		name of reporting person Realty Advisors Management, Inc.
2	check the appropriate box if a member of a group	(A) (B)
3		sec use only
4		source of funds WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6		citizenship or place of organization nevada
number of shares beneficially owned by each reporting person with	7	sole voting power -0-
	8	shared voting power -0-
	9	sole dispositive power -0-
	10	shared dispositive power -0-
11		aggregate amount beneficially owned by each reporting person 9,324,336
12		check box if the aggregate amount in row (11) excludes certain shares ☐
13		percent of class represented by amount in row (11) 80.90%
14		type of reporting person CO

Item 1.  Security and Issuer

This Amendment No. 11 to Statement on Schedule 13D (this “Amendment No. 11") relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 10 thereto (the “Amended Statement”) previously filed with the Securities and Exchange Commission (the “Commission”) by the “Reporting Persons” described below.  The principal executive offices of the Issuer are located at 1603 LBJ Freeway, Suite 800, Dallas, Texas 75234.  The Shares are listed and traded on the New York Stock Exchange (“NYSE”).  The CUSIP number of the Shares is 029174-10-9.

This Amendment No. 11 to Schedule 13D is being filed to reflect the acquisition by one of the Reporting Persons of 1,180,000 Shares (approximately 10.24% of the outstanding Shares) for cash as a single “block” from an unaffiliated entity.  See item 5(c) below.

Item 2.  Identity and Background

Item 2 of the Amended Statement is hereby further amended as follows:

This Amendment No. 11 is filed on behalf of The Gene E. Phillips Children’s Trust, a trust formed under the laws of the State of Texas (the “GEP Trust”), Transcontinental Realty Investors, Inc., a Nevada corporation (“TCI”), Realty Advisors Management, Inc., a Nevada corporation (“RAMI”), Realty Advisors, Inc., a Nevada corporation (“RAI”), the sole stockholder of which is RAMI, Realty Advisors, LLC, a Nevada limited liability company (“RALLC”), the sole member of which is RAI and Prime Stock Holdings, Inc. formerly One Realco Stock Holdings, Inc., a Nevada corporation (“Holdings”), which is wholly-owned by RALLC.  Each of the Reporting Persons has its principal executive offices located at 1603 LBJ Freeway, Suite 300, Dallas, Texas 75234.  All of GEP Trust, TCI, RAMI, RAI, RALLC and Holdings are collectively referred to as the “Reporting Persons.”  The Reporting Persons may be deemed to constitute a “person” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because Holdings is owned by RALLC, the sole member of which is RAI, the sole stockholder of which is RAMI, which is beneficially owned by a trust established for the benefit of Gene E. Phillips’ children.  RALLC owns all of the voting securities of Holdings.  The executive officers of TCI are also executive officers of RAMI, RAI and RALLC.  Mr. Phillips’ son, Ryan T. Phillips, serves as a director of RAMI and RAI and is a beneficiary of the GEP Trust.  The executive officers of ARL are also executive officers of TCI.

Item 3.  Source and Amount of Funds or Other Consideration

The funds utilized by RALLC to acquire the Shares described in Item 5(c) below, came from working capital funds of RALLC.

Item 4.  Purpose of Transaction

RALLC acquired the Shares described in Item 5(c) below as an investment.  RALLC has no present plans or proposals which would result in RALLC seeking to acquire the entire equity interest in the Issuer.  Except as set forth in this Amendment No. 11, RALLC has no present plans or proposals which relate to or would result in:

(a)
The acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that RALLC may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or

(e)	Any material change in the present capitalization or dividend policy of the Issuer; or

(f)	Any other material change in the Issuer’s business or corporate structure; or

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted an inter-dealer quotation system of a registered national securities association; or

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

The Amended Statement is hereby further amended as follows:

(a)           According to the latest information available from the Issuer, as of August 15, 2012, the total number of issued and outstanding Shares was 11,525,389 Shares.  As of August 31, 2012, the Reporting Persons own and hold directly and beneficially the following Shares as of August 31, 2012:

Name	No. of Shares Owned Directly	Approximate Percent of Class
GEP Trust	27,602	0.24%
TCI	229,214	1.99%
RALLC	7,789,508	67.59%
RAI	-0-	0.00%
RAMI	-0-	0.00%
Holdings	1,534,828	13.32%
	9,581,152	83.13%

Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of Holdings may be deemed to beneficially own the number of Shares owned by Holdings described above; each of the directors of RAMI may be deemed to beneficially own the number of Shares owned by RAMI, RAI, RALLC and Holdings described above; each of the managers of RALLC may be deemed to beneficially own the number of Shares beneficially owned by RALLC and Holdings; each of the directors of RAI may be deemed to beneficially own the number of Shares owned by RALLC and Holdings described above; each of the directors of TCI may be deemed to beneficially own the number of Shares owned by TCI described above; Ryan T. Phillips as a beneficiary of the GEP Trust may be deemed to beneficially own the Shares held directly by the GEP Trust.  Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of the class, as well as the relationship, as of August 31, 2012 are set forth in the following table:

Name of Director	Entity	No. of Shares Beneficially Owned	Percent of Class
Ryan T. Phillips	Holdings, RAMI, RALLC, RAI and GEP Trust	9,351,938	81.14%
Donald W. Phillips	GEP Trust	27,602	0.24%
Mickey Ned Phillips	RALLC, RAMI, Holdings, and RAI	9,324,336	80.90%
Henry A. Butler	TCI	229,214	1.99%
Sharon Hunt	TCI	229,214	1.99%
Robert A. Jakuszewski	TCI	229,214	1.99%
Ted R. Munselle	TCI	229,214	1.99%
Gene S. Bertcher	RALLC and Holdings	9,324,336	80.90%
Daniel J. Moos	RALLC and Holdings	9,324,336	80.90%
Total Shares beneficially owned by Reporting Persons and individuals listed above:		9,581,152	83.13%

(b)
Each of the managers of RALLC share voting and dispositive power over the 7,789,508 Shares held by RALLC.  Each of the directors of Holdings share voting and dispositive power over the 1,534,828 Shares held by Holdings.  Each of the directors of TCI share voting and dispositive power over the 229,214 Shares held by TCI.  The Trustee of the GEP Trust has complete voting and dispositive power over the 27,602 Shares held by the GEP Trust.

(c)
During the 60 calendar days ended August 31, 2012, the Reporting Persons and their respective executive officers and directors or managers did not engage in any transaction involving the Shares or any other equity interest derivative thereof, except for RALLC’s purchase from Arcadian Energy, Inc. of 1,180,000 Shares at an aggregate purchase price of $2,596,000 ($2.20 per Share which was the closing market price on August 28, 2012 of the Shares) paid by cash.

(d)
No person other than the Reporting Persons or their respective Board of Directors, Managers or Trustees is known to have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by RALLC, Holdings, TCI and/or the GEP Trust.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby further amended to read as follows:

All of the 7,789,508 Shares owned directly by RALLC are held in bank and brokerage accounts along with other securities owned by RALLC and as such, those Shares may be deemed to be “collateral” for any borrowings made from time to time pursuant to customary margin or other account arrangements with such banks and/or brokers.  Such arrangements are standard involving margin securities of up to a specified percentage of market value of the Shares, as well as other securities in such accounts, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such Shares.

Of the Shares owned by TCI, 95,723 Shares are subject to an accommodation pledge for a loan to another entity at Metropolitan National Bank (Arkansas) and 140,000 Shares  may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements relating to brokerage accounts of TCI, which are stock margin accounts maintained by TCI with such brokers pursuant to customary brokerage account arrangements.  Such standard arrangements involve margin securities of up to a specified percentage of the market value of the Shares, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the Shares.

Of the Shares owned by Holdings, 128,112 Shares are subject to an accommodation pledge for a loan to another party at Metropolitan National Bank (Arkansas).

Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer including, but not limited to, transfer of voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 11 to Statement on Schedule 13D is true, complete and correct.

Dated: August 31, 2012

REALTY ADVISORS, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President

GENE E. PHILLIPS CHILDREN’S TRUST

By: /s/ Donald W. Phillips
       Donald W. Phillips, Trustee

PRIME STOCK HOLDINGS, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President

REALTY ADVISORS, LLC

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President

TRANSCONTINENTAL REALTY INVESTORS, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Executive Vice President

REALTY ADVISORS MANAGEMENT, INC.

By: /s/ Gene S. Bertcher
       Gene S. Bertcher, Vice President